United States securities and exchange commission logo





                            December 13, 2022

       Shubha Dasgupta
       Chief Executive Officer
       Pineapple Financial Inc.
       Unit 200, 111 Gordon Baker Road
       North York, Ontario M2H 3R1

                                                        Re: Pineapple Financial
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on December
1, 2022
                                                            File No. 333-268636

       Dear Shubha Dasgupta:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 26, 2022 letter.

       Registration Statement on Form S-1

       General

   1. It appears that you are conducting a firm commitment underwritten offering but on the cover page you checked
the box that securities being registered are to be offered on a delayed or continuous
basis pursuant to Rule 415. In addition, you have included some
                                                        Rule 415 undertakings
in Item 17 on page II-5. Please revise for consistency or advise.
 Shubha Dasgupta
FirstName  LastNameShubha  Dasgupta
Pineapple Financial Inc.
Comapany13,
December   NamePineapple
              2022        Financial Inc.
December
Page 2    13, 2022 Page 2
FirstName LastName
       You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you
have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Tonya Aldave at 202-551-3601 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Finance
cc:      Darrin Ocasio, Esq.